Proxy Results - MuniVest New Jersey Fund, Inc.
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	2,759,841.500	5,519,681.000	2,759,841.500	2,910,196.000	82,698.000	70,816.000	52.72%	1.50%	1.28%	150,354.500		94.99%	2.70%	2.31%

Proposal 1 - Preferred	751.000	1,500.000	751.000	1,487.000	4.000	9.000	99.13%	0.27%	0.60%	736.000	Brackenridge	99.13%	0.27%	0.60%

Last Updated on 08/08/2000
By Win95 User